UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant’s name into English)

Poseidonos Avenue and Foivis 2 Street 166-74 Glyfada, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this report on Form 6-K (this “Report”) is a copy of the press release of Dynagas LNG Partners LP (the “Partnership”) dated March 13, 2026: DYNAGAS LNG PARTNERS LP REPORTS RESULTS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2025.

The information contained in this Report and the exhibit hereto are hereby incorporated by reference into the Partnership’s registration statement on Form F-3 (File No. 333-281195) that has an effective date of November 13, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2026

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

Exhibit 99.1

DYNAGAS LNG PARTNERS LP REPORTS RESULTS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2025

ATHENS –

March 13, 2026 – Dynagas LNG Partners LP (NYSE: “DLNG”) (the “Partnership”), an owner of liquefied natural gas (“LNG”) carriers, today announced its results for the three and twelve months ended December 31, 2025.

Twelve months Highlights:

•

Net Income and Earnings per common unit (basic and diluted) of $61.6 million and $1.38, respectively;

•

Adjusted Net Income(1) of $57.1 million and Adjusted Earnings per common unit(1)  (basic and diluted) of $1.26;

•

Adjusted EBITDA(1) of $109.2 million; and

•

99.3% fleet utilization(2).

Quarter Highlights:

•

Net Income and Earnings per common unit (basic and diluted) of $15.7 million and $0.38, respectively;

•

Adjusted Net Income(1) of $14.1 million and Adjusted Earnings per common unit(1)  (basic and diluted) of $0.34;

•

Adjusted EBITDA(1)  of $26.9 million;

•

98.8% fleet utilization(2);

•

Declared and paid a cash distribution of $0.5625 per unit on the Partnership’s Series A Preferred Units (NYSE: “DLNG PR A”) for the period from August 12, 2025 to November 11, 2025;

•

Declared a quarterly cash distribution of $0.050 per common unit for the quarter ended September 30, 2025, which was paid on November 14, 2025, to all common unitholders of record as of November 10, 2025;

•

During the fourth quarter of 2025, repurchased 148,933 common units for a total amount of $0.5 million, at an average gross price of $3.57 per common unit. The repurchases were made pursuant to our common unit repurchase program, which initially provided the authorization for our repurchase of up to an aggregate of $10.0 million of our outstanding common units over the one year period expiring November 21, 2025, and which was subsequently renewed on November 24, 2025 to again authorize the repurchase of up to an aggregate of $10.0 million common units over the following one year period (the “Repurchase Program”). Repurchases of common units under the Repurchase Program may be made, from time to time, in privately negotiated transactions, in open market transactions, or by other means, including through trading plans intended to qualify under Rule 10b-18 and/or Rule 10b5-1 of the U.S. Securities Exchange Act of 1934, as amended. The amount and timing of any repurchases made under the Repurchase Program will be at the sole discretion of the Partnership’s management team and will depend on a variety of factors, including legal requirements, market conditions, other investment opportunities, available liquidity, and the prevailing market price of the common units. The Repurchase Program does not obligate the Partnership to repurchase any dollar amount or number of common units and the Repurchase Program may be suspended or discontinued at any time at the Partnership’s discretion.

(1) Adjusted Net Income, Adjusted Earnings per common unit and Adjusted EBITDA are not recognized measures under U.S. GAAP. Please refer to Appendix B of this press release for the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP and other related information.

(2) Please refer to Appendix B for additional information on how we calculate fleet utilization.

Recent Events:

•

Declared a quarterly cash distribution of $0.5625 on the Partnership’s Series A Preferred Units for the period from November 12, 2025 to February 11, 2026, which was paid on February 12, 2026, to all Series A Preferred unitholders of record as of February 5, 2026, and;

•

Declared a quarterly cash distribution of $0.050 per common unit for the quarter ended December 31, 2025, which was paid on February 27, 2026, to all common unitholders of record as of February 23, 2026.

CEO Commentary:

We are pleased to report strong financial results for the fourth quarter and full year 2025, which demonstrated the resilience and stability of our business model.

We remain focused on creating value for our common unitholders through disciplined deleveraging and sustainable capital returns. Consistent with this focus, our Board of Directors declared a quarterly cash distribution of $0.050 per common unit which was paid on February 27, 2026. In addition, on November 24, 2025, the Board authorized a new $10.0 million common unit repurchase program to replace the prior program which expired on November 21, 2025, demonstrating our continued commitment to enhancing unitholder value.

Recent geopolitical tensions in the Middle East, including the escalation of hostilities involving Iran and increased security risks around the Strait of Hormuz, have introduced significant volatility into global LNG markets. Disruptions to regional LNG production and reduced vessel transits through the strait have raised concerns over potential supply interruptions affecting a substantial portion of global LNG trade. As a result, LNG prices and shipping markets have strengthened, with LNG carrier charter rates increasing sharply amid tightening vessel availability and shifting global trade flows. However, the Partnership’s fleet is fully contracted under long-term charters, and therefore the Partnership does not have direct exposure to these short-term market developments.

The Partnership is closely monitoring the evolving security situation arising from the Israel-U.S./Iran conflict and broader instability in the Middle East. The safety of our seafarers and the security of our assets remain our highest priorities.

As of December 31, 2025, the Partnership had estimated contracted time charter coverage for 100%, 100%, and 64% of its fleet estimated Available Days for 2026, 2027, and 2028, respectively, with an estimated contracted revenue backlog of $0.84 billion and an average remaining contract term of 5.1 years.

With respect to charter developments, the Clean Energy is expected to be redelivered from her current charter with SEFE in early April 2026 and will enter into her new time charter with Rio Grande LNG at approximately the same time. The new charter with Rio Grande LNG is at a higher daily rate than the current SEFE charter and is expected to be accretive to the Partnership’s revenues and cash flows.

With respect to the ongoing Russian sanctions environment, the Partnership continues to monitor developments, including the E.U.'s 19th sanctions package, with which the Partnership is committed to full compliance. For a detailed discussion, please refer to the “Russian Sanctions Developments” section of this press release. Looking ahead, we remain focused on disciplined capital allocation, continued balance sheet deleveraging, and returning capital to our unitholders in a sustainable manner.

Financial Results Overview:

	Three Months Ended		Twelve Months Ended
(U.S. dollars in thousands, except per unit data)	December 31, 2025 (unaudited)	December 31, 2024 (unaudited)	December 31, 2025 (unaudited)	December 31, 2024 (unaudited)
Voyage revenues	$40,013	$41,664	$156,624	$156,403
Net Income	$15,711	$14,079	$61,645	$51,591
Adjusted Net Income (1)	$14,128	$14,992	$57,134	$54,208
Operating income	$18,823	$19,425	$75,328	$77,419
Adjusted EBITDA(1)	$26,867	$28,523	$109,242	$114,988
Earnings per common unit	$0.38	$0.29	$1.38	$1.05
Adjusted Earnings per common unit (1)	$0.34	$0.32	$1.26	$1.12

(1) Adjusted Net Income, Adjusted EBITDA, and Adjusted Earnings per common unit are not recognized measures under U.S. GAAP. Please refer to Appendix B of this press release for the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP and other related information.

Three Months Ended December 31, 2025 and 2024 Financial Results

Net Income for the three months ended December 31, 2025 was $15.7 million as compared to $14.1 million for the corresponding period in 2024, which represents an increase of $1.6 million, or 11.3%. The increase in Net Income for the three months ended December 31, 2025, compared to the corresponding quarter of 2024, was mainly attributable to the increase in Other income due to adjustments to revenue relating to the variable hire of the Yenisei River and the Lena River in the prior years and the decrease in Net interest and finance costs, as explained below. The above was partially offset by the increase in Vessel operating expenses.

Adjusted Net Income (a non-GAAP financial measure) for the three months ended December 31, 2025 was $14.1 million, compared to $15.0 million for the corresponding period in 2024, which represents a net decrease of $0.9 million, or 6.0%. This decrease was mainly attributable to the decrease in cash revenues due to the lower time charter rate of the Arctic Aurora compared to the corresponding period in 2024 and the increase in Vessel operating expenses. The decrease was partially offset by the decrease in Net interest and finance costs as explained below, compared to the corresponding period of 2024.

Voyage revenues for the three months ended December 31, 2025 were $40.0 million, as compared to $41.7 million for the corresponding period in 2024, which represents a net decrease of $1.7 million, or 4.1%. This decrease was mainly attributable to the decrease of the value of the EU ETS emissions allowances (“EUAs”) owed to the Partnership by the charterers of its vessels, pursuant to the terms of its time charter agreements, compared to the corresponding period in 2024 (the corresponding value of the abovementioned EUAs, which the Partnership is obliged to surrender to the EU authorities, is included within Voyage expenses) and the decrease in Revenue earning days of one of our vessels due to unscheduled repairs. The above decrease in voyage revenues was partially offset the higher variable hire revenues earned on the Lena River and the Yenisei River in the three months ended December 31, 2025, compared to the corresponding period in 2024.

The Partnership reported average daily hire gross of commissions(3) of approximately $69,920 per day per vessel for the three-month-period ended December 31, 2025, compared to approximately $71,460 per day per vessel for the corresponding period of 2024. The Partnership’s vessels operated at 98.8% and 100% fleet utilization during the three-month periods ended December 31, 2025 and 2024, respectively.

Vessel operating expenses were $8.8 million, which corresponds to a daily rate per vessel of $15,862 for the three-month period ended December 31, 2025, as compared to $8.1 million, or a daily rate per vessel of $14,732, in the corresponding period of 2024. This increase was mainly attributable to increased scheduled engine overhauling costs during the three month period ended December 31, 2025, compared to the corresponding period in 2024.

Adjusted EBITDA (a non-GAAP financial measure) for the three months ended December 31, 2025 was $26.9 million, as compared to $28.5 million for the corresponding period in 2024. The decrease of $1.6 million, or 5.6%, was mainly attributable to the above-mentioned decrease in cash voyage revenues and the increase of operating expenses, compared to the corresponding period in 2024.

Net Interest and finance costs were $4.7 million in the three months ended December 31, 2025 as compared to $5.5 million in the corresponding period in 2024, which represents a decrease of $0.8 million, or 14.5%, due to (i) the reduction of the weighted average outstanding balance of the Partnership’s consolidated indebtedness and (ii) the decrease in the weighted average interest rate from 6.86% in the three months ended December 31, 2024 to 6.19% in the three months ended December 31, 2025.

For the three months ended December 31, 2025, the Partnership reported both basic and diluted Earnings per common unit and Adjusted Earnings per common unit (a non-GAAP financial measure), of $0.38, after taking into account the distributions relating to the Series A Preferred Units on the Partnership’s Net Income/Adjusted Net Income. Earnings per common unit and Adjusted Earnings per common unit, basic and diluted, were calculated on the basis of a weighted average number of 36,412,872 common units outstanding during the period and in the case of Adjusted Earnings per common unit after reflecting the impact of certain adjustments presented in Appendix B of this press release.

Adjusted Net Income, Adjusted EBITDA, and Adjusted Earnings per common unit are not recognized measures under U.S. GAAP. Please refer to Appendix B of this press release for the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Amounts relating to variations in period on period comparisons shown in this section are derived from the condensed consolidated financial statements, presented in Appendix A hereto.

(3) Average daily hire gross of commissions is a non-GAAP financial measure and represents voyage revenue excluding the non-cash time charter deferred revenue amortization, as well as the revenues attributable to the value of the EU ETS emissions allowances (“EUAs”) to be provided to the Partnership pursuant to the terms of its agreements with the charterers, divided by the Available Days in the Partnership’s fleet as described in Appendix B.

Liquidity/ Financing/ Cash Flow Coverage

During the three months ended December 31, 2025, the Partnership generated net cash from operating activities of $21.4 million, as compared to $32.5 million in the corresponding period in 2024, which represents a decrease of $11.1 million, or 34.2%, mainly as a result of working capital changes.

As of December 31, 2025, the Partnership reported total cash of $41.0 million. The Partnership’s outstanding financial liabilities as of December 31, 2025 under the Sale and Leaseback agreements between the vessel owning companies of the Clean Energy, the OB River, the Amur River, and the Arctic Aurora with China Development Bank Financial Leasing Co. Ltd. amounted to $40.8 million, $54.1 million, $55.5 million and $128.3 million, respectively, gross of unamortized deferred loan fees. The financial liabilities under these Sale and Leaseback agreements are repayable within approximately three years for the Clean Energy, the OB River, and the Amur River and within eight years for the Arctic Aurora.

Vessel Employment

As of December 31, 2025, the Partnership had estimated contracted time charter coverage(4)(6) for 100%, 100% and 64% of its fleet estimated Available Days (as defined in Appendix B) for 2026, 2027 and 2028, respectively.

As of the same date, the Partnership’s estimated contracted revenue backlog (5) (6) (7) was $0.84 billion, with an average remaining contract term of 5.1 years.

(4) Time charter coverage for the Partnership’s fleet is calculated by dividing the fleet contracted days on the basis of the earliest estimated delivery and redelivery dates prescribed in the Partnership’s current time charter contracts, net of scheduled class survey repairs by the number of expected Available Days during that period.

(5) The Partnership calculates its estimated contracted revenue backlog by multiplying the contractual daily hire rate by the expected number of days committed under the contracts (assuming earliest delivery and redelivery and excluding options to extend), assuming full utilization.

(6) The “estimated contract revenue backlog” and “estimated contracted time charter coverage” presented herein are based on commitments represented by signed charters. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods disclosed due to, for example, dry-docking and/or special survey downtime, maintenance projects, off-hire downtime and other factors that result in lower revenues than the Partnership’s estimated contract revenue backlog. In addition, while the charters for our vessels have fixed terms, they may be terminated early, or in certain instances, temporarily suspended, due to certain events, including the applicability of economic sanctions.

(7) $0.10 billion of the revenue backlog estimate relates to the estimated portion of the hire contained in certain time charter contracts with Yamal Trade Pte. Ltd., which represents the operating expenses of the respective vessels and is subject to yearly adjustments on the basis of the actual operating costs incurred within each year. The actual amount of revenues earned in respect of such variable hire rate may therefore differ from the amounts included in the revenue backlog estimate due to the yearly variations in the respective vessel’s operating costs.

Russian Sanctions Developments

Due to the ongoing Russian war with Ukraine, the United States (“U.S.”), European Union (“E.U.”), the United Kingdom (the “U.K.”), and other countries and organizations have publicly announced and enacted extensive sanctions against Russia to impose severe economic pressure on the Russian economy and government.

Most recently, on October 23, 2025, the E.U. adopted its 19th package of sanctions (“New E.U. Sanctions Regulations”), and on November 11, 2025, the U.K. government announced its intention to prohibit maritime transport services for Russian-origin LNG exports to third countries. Importantly, the New E.U. Sanctions Regulations prohibit E.U. persons and non-E.U. persons with an E.U.-nexus from purchasing, importing, or transferring, directly or indirectly, LNG originating in or exported from Russia to any jurisdiction, whether inside or outside the E.U. The New E.U. Sanctions Regulations will apply beginning January 1, 2027 with respect to existing long-term contracts with a duration of more than one year. The Partnership is required to comply with the New E.U. Sanctions Regulations.

One of our charterers, Yamal Trade Pte. Ltd. (the “Charterers”), employs two of our vessels, the Yenisei River and Lena River, on existing long-term charters which extend to 2033 and 2034, respectively (the “Yamal Charters”). These vessels, since commencement of the Yamal Charters, have been engaged in the transportation of LNG produced in Russia for discharge at destinations worldwide in compliance with applicable sanctions regulations. However, under the New E.U. Sanctions Regulations, commencing January 1, 2027, our vessels will be restricted from transporting LNG from Russia which would affect the Charterers’ ability to continue to employ the vessels in the manner currently conducted.

The Partnership and the Charterers (the “Parties”) are evaluating the potential impact of the New E.U. Sanctions Regulations on the operation of the vessels under the Yamal Charters.  Our fleet consists of only six LNG carriers and we derive all of our revenues from a limited number of charterers. For the year ended December 31, 2025, the Charterers accounted for 36% of our total revenues. The Partnership believes the Yamal Charters remain enforceable notwithstanding the New E.U. Sanctions Regulations, however there can be no assurance that the Charterers will share this interpretation, and any disagreement could result in disputes, nonperformance, litigation, or early termination of the Yamal Charters, among other things. The loss of revenue under either or both of the Yamal Charters would have a material adverse effect on our business, results of operations, financial condition, and ability to make distributions to our unitholders, and could result in an event of default under our debt agreements.

Applicable U.S., U.K. and E.U. sanctions regimes that are in effect as of today’s date do not materially affect our business, operations or financial condition and, to our knowledge, our counterparties are currently performing their obligations under their respective time charters in compliance with such sanctions regulations. We closely monitor the applicability of sanctions regulations on us and our counterparties, and the potential impact of economic sanctions on our existing commercial arrangements, including the Yamal Charters. The full impact of the commercial and economic consequences of the Russian war with Ukraine is uncertain at this time. The New E.U. Sanctions Regulations or any further development in sanctions, or escalation of the Ukraine war and other geopolitical events and conflicts more generally may have a material adverse impact on our business, financial condition, results of operations, our ability to make distributions to unitholders, or our ability to comply with the covenants in our debt agreements. Sanctions have been expanded over time and may continue to evolve and could ultimately restrict or prevent the performance of certain contractual obligations under our charters.

Please see the section of this press release entitled “Forward Looking Statements”. Please also see the risk factors we describe in our Annual Report on Form 20-F for the year ended December 31, 2024, including without limitation, the risk factors entitled “We currently derive all our revenue and cash flow from a limited number of charterers and the loss of any of these charterers could cause us to suffer losses or otherwise adversely affect our business,” “Any charter termination would likely have a material adverse effect on our business, financial condition, results of operations and cash flows,” “If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the United States government or other governmental authorities, it could result in the imposition of monetary fines or penalties and adversely affect our reputation and the market for our securities”, and “We may be subject to litigation that could have an adverse effect on us.”

Slide Presentation:

The slide presentation on the fourth quarter ended December 31, 2025, financial results will be available in PDF format, accessible on the Partnership's website www.dynagaspartners.com.

About Dynagas LNG Partners LP

Dynagas LNG Partners LP. (NYSE: DLNG) is a master limited partnership that owns liquefied natural gas (LNG) carriers employed on multi-year charters. The Partnership’s current fleet consists of six LNG carriers, with an aggregate carrying capacity of approximately 914,000 cubic meters.

Visit the Partnership’s website at www.dynagaspartners.com. The Partnership’s website and its contents are not incorporated into and do not form a part of this release.

Contact Information:

Dynagas LNG Partners LP
Attention: Michael Gregos
Tel. +30 210 8917960
Email: management@dynagaspartners.com

Investor Relations / Financial Media:
Nicolas Bornozis
Markella Kara

Capital Link, Inc.
230 Park Avenue, Suite 1540

New York, NY 10169
Tel. (212) 661-7566
E-mail: dynagas@capitallink.com

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Partnership desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “project,” “will,” “may,” “should,” “expect,” “expected,” “pending” and similar expressions identify forward-looking statements. These forward-looking statements are not intended to give any assurance as to future results and should not be relied upon.

The forward-looking statements in this press release are based upon various assumptions and estimates, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Partnership’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Partnership believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Partnership’s control, the Partnership cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Partnership’s view, could cause actual results to differ materially from those discussed, expressed or implied, in the forward-looking statements include, but are not limited to, the strength of world economies and currency fluctuations, general market conditions, including fluctuations in charter rates, ownership days, and vessel values, changes in supply of and demand for liquefied natural gas (LNG) shipping capacity, changes in the Partnership’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Partnership’s vessels, the early termination of Partnership’s charters and the Partnership’s inability to replace assets and/or long-term contracts, the availability of financing and refinancing, changes in governmental laws, rules and regulations or actions taken by regulatory authorities, economic, regulatory, political and governmental conditions that affect the shipping and the LNG industry, potential liability from pending or future litigation, and potential costs due to environmental damage and vessel collisions, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events, or international hostilities, geopolitical events including ongoing conflicts and hostilities in the Middle East and other regions throughout the world and the global response to such conflicts and hostilities, changes in tariffs, trade barriers, and embargos, including uncertainty regarding the scope, legitimacy, and durability of existing and future tariff measures by the U.S. and the effects of retaliatory tariffs and countermeasures from affected countries, vessel breakdowns, instances of off-hires, the length and severity of epidemics and pandemics, the impact of public health threats and outbreaks of other highly communicable diseases, the amount of cash available for distribution, and other important factors, including those the Partnership describes from time to time in the reports it files with the U.S. Securities and Exchange Commission (the “SEC”). Due to the ongoing war between Russia and Ukraine, the United States, the United Kingdom, the European Union, and other countries and organizations have announced and enacted numerous sanctions against Russia to impose severe economic pressure on the Russian economy and government. The full impact of the commercial and economic consequences of the Russian war with Ukraine are uncertain at this time. Although currently there has been no material impact on the Partnership, potential consequences of the sanctions that could impact the Partnership’s business in the future include but are not limited to: (1) the Partnership and its counterparties being potentially limited by sanctions from performing under their agreements; and (2) a general deterioration of the Russian economy. In addition, the Partnership may have greater difficulties raising capital in the future, which could potentially reduce the level of future investment into its expansion and operations. The Partnership cannot provide any assurance that any further development in sanctions, or escalation of the Ukraine war and other geopolitical events and conflicts more generally, will not have a significant impact on its business, financial condition, results of operations, or ability to make distributions to unitholders.

Please see the Partnership’s filings with the SEC for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof.

The Partnership undertakes no obligation, and specifically declines any obligation, to update any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required under applicable laws. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors which may adversely affect its results. Further, the Partnership cannot assess the effect of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. If one of more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements.

APPENDIX A

DYNAGAS LNG PARTNERS LP

Condensed Consolidated Statements of Income

(In thousands of U.S. dollars except units and per unit data)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2025 (unaudited)	2024 (unaudited)	2025 (unaudited)	2024 (unaudited)
REVENUES
Voyage revenues	$40,013	$41,664	$156,624	$156,403
EXPENSES
Voyage expenses (including related party)	(2,175)	(3,903)	(7,319)	(6,448)
Vessel operating expenses	(8,756)	(8,132)	(33,290)	(31,643)
General and administrative expenses (including related party)	(469)	(464)	(1,845)	(2,143)
Management fees -related party	(1,708)	(1,659)	(6,778)	(6,599)
Depreciation	(8,082)	(8,081)	(32,064)	(32,151)
Operating income	18,823	19,425	75,328	77,419
Interest and finance costs, net	(4,657)	(5,450)	(20,044)	(28,629)
Loss on debt extinguishment	—	—	—	(331)
Gain on derivative instruments	—	—	—	1,755
Other, net	(29)	104	(403)	(115)
Other income	1,574	—	6,764	1,492
Net income	$15,711	$14,079	$61,645	$51,591
Earnings per common unit (basic and diluted)	$0.38	$0.29	$1.38	$1.05
Weighted average number of units outstanding, basic and diluted:
Common units	36,412,872	36,791,279	36,557,558	36,799,490

DYNAGAS LNG PARTNERS LP

Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. Dollars—except for unit data)

	December 31, 2025 (unaudited)	December 31, 2024 (unaudited)
ASSETS:
Cash and cash equivalents	$41,039	$68,156
Due from related party (current and non-current)	3,225	2,539
Other assets	8,832	11,246
Vessels, net	733,148	765,212
Total assets	$786,244	$847,153

LIABILITIES
Total other financial liabilities, net of deferred financing fees	$277,073	$320,717
Total other liabilities	35,941	40,936
Due to related party (current and non-current)	—	699
Total liabilities	$313,014	$362,352

PARTNERS’ EQUITY
General partner: 35,526 units issued and outstanding as at December 31, 2025 and December 31, 2024	180	138
Common unitholders (36,382,011 units and 36,747,129 units issued and outstanding as at December 31, 2025 and December 31, 2024)	399,834	357,949
Series A Preferred unitholders: (3,000,000 units issued and outstanding as at December 31, 2025 and December 31, 2024)	73,216	73,216
Series B Preferred unitholders: (2,200,000 units issued and outstanding as at December 31, 2024)	—	53,498
Total partners’ equity	$473,230	$484,801

Total liabilities and partners’ equity	$786,244	$847,153

DYNAGAS LNG PARTNERS LP

Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. Dollars)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Cash flows from Operating Activities:
Net income:	$15,711	$14,079	$61,645	$51,591
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	8,082	8,081	32,064	32,151
Amortization of deferred financing fees	126	142	523	1,022
Deferred revenue amortization	(63)	858	2,037	5,316
Amortization of deferred charges	54	55	216	217
Loss on debt extinguishment	—	—	—	331
Gain on derivative financial instrument	—	—	—	(1,755)
Changes in operating assets and liabilities:
Trade accounts receivable	22	(367)	723	(492)
Prepayments and other assets	370	23	(149)	4,181
Inventories	(159)	(34)	(309)	(143)
Due from/ to related parties	(1,653)	958	(1,385)	(2,045)
Deferred charges	—	52	3	—
Trade accounts payable	(1,363)	252	(864)	(636)
Accrued liabilities	(113)	608	(825)	2,321
Unearned revenue	382	7,748	(3,414)	99
Net cash provided by Operating Activities	21,396	32,455	90,265	92,158

Cash flows from Investing Activities
Ballast water treatment system installation	—	—	—	(27)
Net cash used in Investing Activities	—	—	—	(27)

Cash flows from Financing Activities:
Repurchase of common units costs	(3)	—	(7)	—
Repurchase of common units	(530)	(247)	(1,315)	(247)
Redemption of Series B Preferred Units	—	—	(55,000)	—
Distributions declared and paid	(3,510)	(5,031)	(16,893)	(14,781)
Proceeds from other financial liabilities	—	—	—	344,975
Repayment of long-term debt and other financial liabilities	(11,042)	(11,042)	(44,167)	(442,726)
Receipt of derivative instruments	—	—	—	17,521
Payment of deferred financing fees	—	—	—	(2,469)
Net cash used in Financing Activities	(15,085)	(16,320)	(117,382)	(97,727)

Net increase / (decrease) in cash and cash equivalents	6,311	16,135	(27,117)	(5,596)
Cash and cash equivalents at beginning of the period	34,728	52,021	68,156	73,752
Cash and cash equivalents at end of the period	$41,039	$68,156	$41,039	$68,156

APPENDIX B

Fleet Statistics and Reconciliation of U.S. GAAP Financial Information to Non- GAAP Financial Information

	Three Months Ended December 31,		Twelve Months Ended December 31,
(expressed in United states dollars except for operational data)	2025	2024	2025	2024
	(unaudited)		(unaudited)
Number of vessels at the end of period	6	6	6	6
Average number of vessels in the period (1)	6.0	6.0	6.0	6.0
Calendar Days (2)	552.0	552.0	2,190.0	2,196.0
Available Days (3)	552.0	552.0	2,190.0	2,196.0
Revenue earning days (4)	545.3	552.0	2,174.9	2,196.0
Time Charter Equivalent rate(5)	$68,547	$68,408	$68,176	$68,286
Fleet Utilization (4)	98.8%	100%	99.3%	100%
Vessel daily operating expenses (6)	$15,862	$14,732	$15,201	$14,409

(1) Represents the number of vessels that constituted the Partnership’s fleet for the relevant period, as measured by the sum of the number of days that each vessel was a part of the Partnership’s fleet during the period divided by the number of Calendar Days (defined below) in the period.

(2) “Calendar Days” are the total days that the Partnership possessed the vessels in its fleet for the relevant period.

(3) “Available Days” are the total number of Calendar Days that the Partnership’s vessels were in its possession during a period, less the total number of scheduled off-hire days during the period associated with major repairs or dry-dockings.

(4) The Partnership calculates fleet utilization by dividing the number of its Revenue earning days, which are the total number of Available Days of the Partnership’s vessels net of unscheduled off-hire days (which do not include positioning-repositioning days for which compensation has been received) during a period by the number of Available Days. The shipping industry uses fleet utilization to measure a company’s efficiency in finding employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons such as unscheduled repairs but excluding scheduled off-hires for vessel upgrades, dry-dockings, or special or intermediate surveys.

(5) Time charter equivalent rate (“TCE rate”) is a measure of the average daily revenue performance of a vessel. For time charters, we calculate TCE rate by dividing total voyage revenues, less any voyage expenses, by the number of Available Days during the relevant time period. Under a time charter, the charterer pays substantially all vessel voyage related expenses. However, the Partnership may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, the TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (such as time charters, voyage charters) under which the vessels may be employed between the periods and to assist the Partnership’s management in making decisions regarding the deployment and use of the Partnership’s vessels and in evaluating their financial performance. The Partnership’s calculation of TCE rates may not be comparable to that reported by other companies due to differences in methods of calculation. The following table reflects the calculation of the Partnership’s TCE rates for the periods presented (amounts in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars, and Available Days):

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
(In thousands of U.S. dollars, except for Available Days and TCE rate)
Voyage revenues	$40,013	$41,664	$156,624	$156,403
Voyage Expenses *	(2,175)	(3,903)	(7,319)	(6,448)
Time Charter equivalent revenues	$37,838	$37,761	$149,305	$149,955
Available Days	552.0	552.0	2,190.0	2,196.0
Time charter equivalent (TCE) rate	$68,547	$68,408	$68,176	$68,286

*Voyage expenses include commissions of 1.25% paid to Dynagas Ltd., the Partnership’s Manager, and third-party ship brokers, when defined in the charter parties, bunkers, port expenses and other minor voyage expenses.

 (6) Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, spares and repairs and flag taxes, are calculated by dividing vessel operating expenses by fleet Calendar Days for the relevant time period.

Reconciliation of Net Income to Adjusted EBITDA

	Three Months Ended December 31,		Twelve Months Ended December 31,
(In thousands of U.S. dollars)	2025	2024	2025	2024
	(unaudited)		(unaudited)

Net income	$15,711	$14,079	$61,645	$51,591
Net interest and finance costs (1)	4,657	5,450	20,044	28,629
Depreciation	8,082	8,081	32,064	32,151
Loss on Debt extinguishment	—	—	—	331
Gain on derivative financial instrument	—	—	—	(1,755)
Amortization of deferred revenue	(63)	858	2,037	5,316
Amortization of deferred charges	54	55	216	217
Other income(2)	(1,574)	—	(6,764)	(1,492)
Adjusted EBITDA	$26,867	$28,523	$109,242	$114,988

(1) Includes interest and finance costs and interest income, if any.

(2) Includes other income from insurance claims for damages incurred in prior years and adjustments to revenue relating to the variable hire of the Yenisei River and the Lena River in the prior years.

The Partnership defines Adjusted EBITDA as earnings before interest and finance costs, net of interest income (if any), gains/losses on derivative financial instruments, taxes (when incurred), depreciation and amortization (when incurred), and non-recurring items (if any). Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s operating performance.

The Partnership believes that Adjusted EBITDA assists its management and investors by providing useful information that increases the ability to compare the Partnership’s operating performance from period to period and against that of other companies in its industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or against companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possible changes in financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Adjusted EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength.

Adjusted EBITDA is not intended to and does not purport to represent cash flows for the period, nor is it presented as an alternative to operating income. Further, Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary among other companies. Therefore, Adjusted EBITDA, as presented above, may not be comparable to similarly titled measures of other businesses because they may be defined or calculated differently by those other businesses. It should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with GAAP. Any non-GAAP measures should be viewed as supplemental to, and should not be considered as alternatives to, GAAP measures including, but not limited to net earnings (loss), operating profit (loss), cash flow from operating, investing and financing activities, or any other measure of financial performance or liquidity presented in accordance with GAAP.

Reconciliation of Net Income to Adjusted Net Income, Common Unitholders’ Interest in Adjusted Net Income and Adjusted Earnings per common unit

	Three Months Ended December 31,		Twelve Months Ended December 31,
(In thousands of U.S. dollars except for units and per unit data)	2025	2024	2025	2024
	(unaudited)		(unaudited)

Net Income	$15,711	$14,079	$61,645	$51,591
Amortization of deferred revenue	(63)	858	2,037	5,316
Amortization of deferred charges	54	55	216	217
Loss on Debt extinguishment	—	—	—	331
Gain on derivative financial instrument	—	—	—	(1,755)
Other income	(1,574)	—	(6,764)	(1,492)
Adjusted Net Income	$14,128	$14,992	$57,134	$54,208
Less: Adjusted Net Income attributable to preferred unitholders and general partner	(1,700)	(3,239)	(9,732)	(13,019)
Less: Deemed dividend on Series B Preferred Units	—	—	(1,503)	—
Common unitholders’ interest in Adjusted Net Income	$12,428	$11,753	$45,899	$41,189
Weighted average number of common units outstanding, basic and diluted:	36,412,872	36,791,279	36,557,558	36,799,490
Adjusted Earnings per common unit, basic and diluted	$0.34	$0.32	$1.26	$1.12

Adjusted Net Income represents net income before non-recurring expenses (if any), charter hire amortization related to time charters with escalating time charter rates, amortization of deferred charges, loss on debt extinguishment, changes in the fair value of derivative financial instruments, and other income. Common Unitholders’ Interest in Adjusted Net Income represents the common unitholders interest in Adjusted Net Income for each period presented. Adjusted Earnings per common unit represents Common unitholders’ interest in Adjusted Net Income divided by the weighted average common units outstanding during each period presented.

Adjusted Net Income, Common Unitholders’ Interest in Adjusted Net Income and Adjusted Earnings per common unit, basic and diluted, are not recognized measures under U.S. GAAP and should not be regarded as substitutes for net income and earnings per unit, basic and diluted. The  Partnership’s definitions of Adjusted Net Income, Common Unitholders’ Interest in Adjusted Net Income and Adjusted Earnings per common unit, basic and diluted, may not be the same at those reported by other companies in the shipping industry or other industries. The Partnership believes that the presentation of Adjusted Net Income and Common Unitholders’ Interest in Adjusted Net Income and Adjusted Earnings per common unit, basic and diluted is useful to investors because these measures facilitate the comparability and the evaluation of companies in the Partnership’s industry. In addition, the Partnership believes that Adjusted Net Income is useful in evaluating its operating performance compared to that of other companies in the Partnership’s industry because the calculation of Adjusted Net Income generally eliminates the accounting effects of items which may vary for different companies for reasons unrelated to overall operating performance. The Partnership’s presentation of Adjusted Net Income, Common Unitholders’ Interest in Adjusted Net Income and Adjusted Earnings per common unit does not imply, and should not be construed as an inference, that its future results will be unaffected by unusual or non-recurring items and should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with GAAP.